SCHEDULE "A"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.

Form 51 - 901F - Fourth Quarter and Year Ended February 29, 2004

THE FOURTH QUARTER REPORT FORM 51 - 901F

Issuer Details:
For the financial quarter and year ended:	February 29, 2004
Date of report:	June 25, 2004

Name of issuer:	STARFIELD RESOURCES INC.
Issuer's address:	420 625 Howe Street, Vancouver BC
Issuer's fax no.:	(604) 608-0344
Issuer's telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's name:	Glen Indra	Date signed:	June 30, 2004
Director's name:	Glen MacDonald	Date signed:	June 30, 2004

STARFIELD RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To The Shareholders of Starfield Resources Inc.:

We have audited the balance sheet of Starfield Resources Inc. (An Exploration Stage Company) as at February 29, 2004 and February 28, 2003 and the statements of loss and deficit and cash flows for the years ended February 29, 2004, February 28, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2004 and February 28, 2003 and the results of its operations and cash flows for the years ended February 29, 2004, February 28, 2003 and 2002 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to Note 13).

"Loewen, Stronach & Co."

Chartered Accountants
Vancouver, BC, Canada
June 25, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in Note 1 (b) to the financial statements. Our report to the shareholders dated June 25, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Loewen, Stronach & Co."

Chartered Accountants
Vancouver, BC, Canada
June 25, 2004

STARFIELD RESOURCES INC.

BALANCE SHEET

FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash	639,837	5,433
Accounts receivable	190,532	206,744
Refundable deposits	35,000	35,000
Prepaid expenses and deposits	163,819	1,050
	1,029,188	248,227
MINERAL PROPERTIES (Note 3)	24,381,058	21,326,644
EQUIPMENT (Note 4)	15,083	20,765
	25,425,329	21,595,636

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	557,380	1,253,342
Large corporate capital tax payable	-	35,186
Current portion of obligation under capital leases	-	4,852
Loans payable (Note 5)	904,000	299,000
	1,461,380	1,592,380

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)	30,625,324	24,989,811
CONTRIBUTED SURPLUS (Note 7)	606,618	558,074
DEFICIT	(7,267,993)	(5,544,629)
	23,963,949	20,003,256
	25,425,329	21,595,636

APPROVED BY THE DIRECTORS:

"Glen Indra"
Glen Indra, Director

"Glen MacDonald"
Glen MacDonald, Director

Seee accompanying notes to financial statements

STARFIELD RESOURCES INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	April 22 1994
	(Inception) to	2004	2003	2002
	February 29,2004	$	$	$

EXPENSES
Consulting fees	1,189,985	295,303	224,673	320,638
Travel and conferences	1,162,539	368,940	359,379	247,932
Rent and office services	871,043	284,349	189,410	162,710
Accounting and legal	629,516	112,211	97,304	115,414
Stock-based compensation	607,358	49,284	558,074	-
Advertising and promotion	513,874	84,815	100,214	158,625
Transfer and regulatory fees	353,775	81,889	73,633	73,750
Computer	337,625	69,909	75,791	109,944
Office	306,217	48,471	64,272	62,575
Investor relations	266,581	93,561	43,000	36,000
Management fees	258,000	48,000	48,000	48,000
Interest and bank charges	231,659	150,138	59,642	(2,765)
Telephone	99,071	16,942	16,726	18,426
Amortization	46,883	5,682	7,924	16,057
Office equipment rent	32,514	13,356	19,158	-
Interest on obligation under capital leases	29,294	1,055	5,563	13,053
Business and property evaluations	28,353	-	-	-
Loss on disposition of capital assets	5,096	-	5,096	-
Interest income	(7,586)	(541)	(309)	(2,814)
LOSS BEFORE THE FOLLOWING:	6,961,797	1,723,364	1,947,550	1,377,545
Write-off of mineral claims	271,010	-	-	-

LOSS BEFORE INCOME TAXES	7,232,807	1,723,364	1,947,550	1,377,545
Large corporate capital tax	35,186	-	22,507	12,679
LOSS	7,267,993	1,723,364	1,970,057	1,390,224
DEFICIT - BEGINNING	-	5,544,629	3,574,572	2,184,348

DEFICIT - ENDING	7,267,993	7,267,993	5,544,629	3,574,572

LOSS PER SHARE		0.0245	0.0379	0.0393

See accompanying notes to financial statements

STARFIELD RESOURCES INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	April 22 1994
	(Inception) to	2004	2003	2002
	February 29, 2004	$	$	$

OPERATING ACTIVITIES
Loss	(7,267,993)	(1,723,364)	(1,970,057)	(1,390,224)
Add non cash items:
Stock-based compensation	607,358	49,284	558,074	-
Amortization	46,883	5,682	7,924	16,057
Loss on disposition of capital assets	5,096	-	5,096	-
Write-off mineral claims	271,010	-	-	-
	(6,337,646)	(1,668,398)	(1,398,963)	(1,374,167)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(190,531)	16,212	(184,317)	40,565
Refundable deposits	(35,000)	-	-	(35,000)
Prepaid expenses and deposits	(163,819)	(162,769)	56,195	52,755
Accounts payable and accrued liabilities	557,380	(695,962)	971,494	(528,092)
Large corporate capital tax payable	-	(35,186)	22,507	12,679
	(6,169,616)	(2,546,103)	(533,084)	(1,831,260)
INVESTING ACTIVITIES
Mineral properties	(22,952,068)	(3,054,414)	(6,506,070)	(5,683,958)
Acquisition of equipment	(22,019)	-	-	(3,000)
	(22,974,087)	(3,054,414)	(6,506,070)	(5,686,958)
FINANCING ACTIVITIES
Repayment of capital leases obligation	(45,044)	(4,852)	(7,483)	(15,683)
Loans payable (repayments)	904,000	605,000	299,000	-
Issuance of shares, units and special warrants, net of issue costs	28,924,584	5,634,773	5,780,324	8,066,158
	29,783,540	6,234,921	6,071,841	8,050,475
INCREASE IN CASH	639,837	634,404	(967,313)	532,257
CASH - beginning	-	5,433	972,746	440,489
CASH - ending	639,837	639,837	5,433	972,746

Notes to statement of cash flow:
1)	Interest and income taxes paid
	Interest paid	253,908	151,193	64,896	10,288
	Income taxes paid	35,186	35,186	-	-
2)	Non-cash financing and investing activities:
	Issuance of capital stock for finder fees	46,150	12,800	33,350	-
	Capital asset disposed of for amount equal to capital lease liability	16,346	-	16,346	-
	Share capital from contributed surplus for exercise of share
	purchase options	740	740	-	-

See accompanying notes to financial statements

STARFIELD RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	OPERATIONS

	a)	Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaged in the exploration and development of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

c)	Restricted cash

Since 1999, the Company has raised a total of $10,883,869 in proceeds from the private placement of flow-through shares. These proceeds could only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of February 29, 2004, all such proceeds raised had been spent.

.../2

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax deductions arising from the exploration expenditures. The amounts of these tax deductions are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

The Company's future policy for subsequent years will be in accordance with Emerging Issues Committee abstract (EIC 146) effective March 19, 2004, on the treatment of future income tax assets and liabilities resulting from the issuance of flow-through shares and renunciation of qualifying expenditures. Under the abstract, future income tax liabilities resulting from the renunciation of qualified mineral expenditures will be recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the timing difference, arising from the renunciations, will be reflected as part of the Company's operating results in the year the expenses are renounced.

	e)	Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

	f)	Equipment and Amortization

Equipment is recorded at cost with amortization provided a diminishing balance as follows:

Computers	30%
Office equipment	20%

In the year of acquisition only one-half the normal rate is applied.

... /3

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

Note 2	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

	g)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

	h)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	i)	Stock-based Compensation Plans

The Company uses the fair value based method. The method defines the value of stock-based compensation plan as the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value as the value of the potential increases to the plan holder at any given time. The estimated time value is amortized based on the vesting period by crediting to contributed surplus and recognized in income as stock-based compensation. The contributed surplus balance is reversed and credited to share capital when the options granted are exercised.

	j)	Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Current assets and current liabilities at exchange rates at the end of the year;
• Other assets at historical rates;
• Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

... /4

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 4 -

Note 3	MINERAL PROPERTIES

		2004	2003
		$	$
Ferguson Lake claims (1)
•	Property acquisition deposit	75,000	75,000
•	Treasury shares issued	1,700,000	1,700,000
•	Annual advance royalty	150,000	125,000
•	Exploration work (3)	22,451,058	19,426,644
		24,376,058	21,326,644
Starfield / Wyn Ferguson Lake project (2)
•	Annual advance royalty	5,000	-

	Total mineral properties costs	24,381,058	21,326,644

(1)	Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)	Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. ("Wyn") entered into an option agreement with Hunter Exploration Group ("Hunter"). Hunter is the recorded and/or beneficial owner of an undivided 100% interest in and to five separate claims located in the Ferguson Lake area, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four years on exploration and development on the property and the payment of advance royalty payments.

In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in the 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000, one-half of the total commitment, in expenditure over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively. The exploration expenditures required to be made are as follows:

Year	Wyn		Starfield	Total

2002	$12,285	$	Nil	$12,285
2003	50,000		Nil	50,000
2004	137,715		200,000	337,715
2005	300,000		300,000	600,000

Totals	$500,000		$500,000	$1,000,000

Upon completion of the above option payments, the Company will have earned a 50% interest in the project. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the NSR for the sum of $500,000. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

... /5

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 5 -

Note 3	MINERAL PROPERTIES (continued)

(3) Deferred Exploration Work breakdown:

		2004	2003
		$	$
Balance - beginning		19,426,644	12,945,574

•	Personnel	1,617,134	1,538,245
•	Air support including helicopter moves	638,186	1,861,349
•	Diamond drilling	255,336	1,963,986
•	Camp support costs including fuel requirements	213,358	733,107
•	Analytical and geophysical services	206,741	286,189
•	Mobilization and demobilization	93,659	98,194
		3,024,414	6,481,070
Balance - ending		22,451,058	19,426,644

Note 4	EQUIPMENT

		2004		2003
	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Computers (1)	36,721	26,014	10,707	3,157
Office equipment (1)	9,461	5,085	4,376	3,824
Computers under capital lease (1)	-	-	-	12,138
Office equipment under capital lease (1)	-	-	-	1,646
	46,182	31,099	15,083	20,765

(1)	During the year, the Company paid out its capital leases, as a result, all computers and office equipment under capital leases were reclassified to computers and office equipment.

Note 5
LOANS PAYABLE

The Company obtained numerous unsecured short-term loans to finance its operations. All loans are repayable within a year, bearing interest at varying rates. During the year, the Company paid a total of $136,626 (2003 - $50,062) interest for its short-term loans at average interest rate at 20% per annum.

Note 6
FUTURE INCOME TAXES

The Canadian Income Tax legislation allows the Company to issue flow-through shares to investors whereby the deductions for tax purposes related to exploration expenditures may be claimed by the investors and not by the Company. When the expenditures are recorded as assets, as mineral properties for the Company, the carrying value may exceed the tax basis as a result of the Company renouncing the deductions to the investors. The cost of future income taxes related to the resulting temporary difference is recorded as a cost of issuing the securities to the investors when the expenditures are renounced.

.../6

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 6 -

Note 6	FUTURE INCOME TAXES (continued)

The Company renounced a total of $10,883,869 to flow-through shares investors since its inception. As of February 29, 2004, the Company has not earned revenues and is considered to be in the exploration stage. Future income tax liability on flow-through shares renounced are offset by future income tax assets. There were no future income taxes recognized on the statements.

	2004	2003

Statutory income tax rate	35.79%	37.79%

Total future income tax assets:
Non-capital losses carried-forward	6,350,314	4,580,645
Cumulative Canadian exploration expenses	11,823,203	10,855,249
Cumulative Canadian development expenses	1,970,000	1,940,000
Other	1,837,683	1,475,555
	21,981,200	18,851,449
Valuation allowance	(11,097,814)	(10,024,040)
	10,883,386	8,827,409

Total future income tax liabilities:
Flow-through expenditures renounced
Balance, beginning	8,827,409	5,922,979
Addition during the year	2,056,460	2,904,430
Balance, ending	10,883,386	8,827,409

Future income taxes assets (liabilities)	-	-

Note 7	SHARE CAPITAL

	2004	2003
	$	$
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
88,715,272 Common shares
(2003 - 59,276,262)	30,625,324	23,577,761

Obligation to issue shares:
Units (1)	-	1,412,050
	30,625,324	24,989,811

.../7

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 7 -

Note 7	SHARE CAPITAL (continued)

During the year issued share capital increased as follows:

	Common Shares		Private Placement Units		Total
	#	$	#	$	$
February 28, 2002	48,222,105	19,209,487	-	-	19,209,487

Subscribed for cash
- Private placements units - net of finder fees (2)
December 28, 2001 private placement	-	-	41,100	20,500	20,500
August 02, 2002 private placement	-	-	7,526,194	2,724,062	2,724,062
December 21, 2002 private placement	-	-	1,028,750	300,482	300,482
January 24, 2003 private placement	-	-	4,554,445	1,412,050	1,412,050
- Exercise of share purchase options	1,268,500	543,040	-	-	543,040
- Exercise of share purchase warrants	1,189,613	780,190	-	-	780,190
Total before non-cash transactions	2,458,113	1,323,230	13,150,489	4,457,094	5,780,324

Non-cash transactions
- Units conversion (1)
December 28, 2001 private placement	41,100	20,500	(41,100)	(20,500)	-
August 02, 2002 private placement	7,526,194	2,724,062	(7,526,194)	(2,724,062)	-
December 21, 2002 private placement	1,028,750	300,482	(1,028,750)	(300,482)	-
	8,596,044	3,045,044	(8,596,044)	(3,045,044)	-

February 28, 2003	59,276,262	23,577,761	4,554,445	1,412,050	24,989,811

Subscribed for cash
- Private placements units - net of finder fees (2)
• January 24, 2003 private placement	-	-	1,250,000	437,500	437,500
• June 18, 2003 private placement	-	-	7,139,885	1,939,162	1,939,162
• October 15, 2003 private placement	-	-	7,250,000	1,332,875	1,332,875
• November 28, 2003 private placement	-	-	6,984,750	1,257,455	1,257,455
• December 10, 2003 private placement	-	-	1,477,430	398,906	398,906
- Exercise of share purchase options	50,000	12,500	-	-	12,500
- Exercise of share purchase warrants	732,500	256,375	-	-	256,375
	782,500	268,875	24,102,065	5,365,898	5,634,773
Total before non-cash transactions	60,058,762	23,846,636	28,656,510	6,777,948	30,624,584

Non-cash transactions
- Reclassify part of contributed surplus due to
exercise of stock options	-	740	-	-	740
- Units conversion (1)
• January 24, 2003 private placement	5,804,445	1,849,550	(5,804,445)	(1,849,550)	-
• June 18, 2003 private placement	7,139,885	1,939,162	(7,139,885)	(1,939,162)	-
• October 15, 2003 private placement	7,250,000	1,332,875	(7,250,000)	(1,332,875)	-
• November 28, 2003 private placement	6,984,750	1,257,455	(6,984,750)	(1,257,455)	-
• December 10, 2003 private placement	1,477,430	398,906	(1,477,430)	(398,906)	-
	28,656,510	6,778,688	(28,656,510)	(6,777,948)	-
February 29, 2004	88,715,272	30,625,324	-	-	30,625,324

(1)
The Company signed irrevocable agreements and received funds from unit subscribers whereby it had an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers converted their units.

(2)
7,804,665 (2003 - 7,545,450) of the shares are flow-through shares whereby the company renounced $2,056,460 (2003 - $2,904,430) in exploration expenses, transferring the income tax deduction to the shareholders.

.../8

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 8 -

Note 7	SHARE CAPITAL (continued) There were no shares held or released from escrow during the year.

a)	Options

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company's issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb. 28 2003	Granted	Exercised	Cancelled	Balance Feb. 29 2004	Expiration date

May 4, 1999	0.50	88,000	-	-	-	88,000	(1) May 4, 2004
Nov 19, 1999	$0.40	100,000	-	-	100,000	-	Nov 19, 2004
Jan 21, 2000	$0.40	200,000	-	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	-	632,000	May 4, 2006
Oct 24, 2001	$0.50	1,250,000	-	-	465,000	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	800,000	-	-	200,000	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-		-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	-	2,780,000	50,000	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	-	550,000	-	-	550,000	Jan 7, 2009

		5,925,000	3,330,000	50,000	765,000	8,440,000

(1) See subsequent events note 12 b.

b)	Warrants

Share purchase warrants outstanding:

Date of Private Placement renounced	Price	Balance Feb. 28 2003	Granted	Exercised	Expired	Balance Feb 29 2004	Expiration date

Oct 11, 2001	$0.60	2,246,862	-	-	2,246,862	-	Apr 11, 2003
Dec 28, 2001	$0.55	101,250	-	-	101,250	-	Jun 28, 2003
Aug 27, 2001	$0.55	2,401,000	-	-	2,401,000	-	Aug 27, 2003
Aug 1, 2002	$0.75	7,151,195	-	-	7,151,195	-	Oct 23, 2003
Dec 28, 2001	$0.75	3,000,000	-	-	3,000,000	-	Dec 28, 2003
Aug 1, 2002	$0.50	375,000	-	-	375,000	-	Feb 1, 2004
Dec 31, 2002	$0.35	1,028,750	-	732,500	-	296,250	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	-	1,000,000	Aug 27, 2004
Jan 24, 2003	$0.45	-	5,804,445	-	-	5,804,445	Oct 4, 2004
June 18, 2003	$0.45	-	7,139,885	-	-	7,139,885	Mar 19, 2005
Oct 15, 2003	$0.25	-	6,075,000	-	-	6,075,000	Nov 07, 2005
Nov 28, 2003	$0.25	-	6,339,000	-	-	6,339,000	Dec 31, 2005
Dec 10, 2003	$0.40	-	1,477,430	-	-	1,477,430	Feb 28, 2006

		17,304,057	26,835,760	732,500	15,275,307	28,132,010

.../9

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 9 -

Note 7	SHARE CAPITAL (continued)

	c)	Stock based compensation plans

The Company is using fair value based method to measure stock based compensation. Under this method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since January 1, 2002, the Company has granted 6,920,000 share purchase options to employees and non-employees as follows:

Date of Grant	Price	Balance February 28 2003	Granted	Exercised	Balance February 29 2004	Expiration date	Stock-based Compensation Calculated	Sub-total For each year $

Mar 8, 2002	$0.40	800,000	-	-	800,000	Mar 8, 2007	$430,400
Mar 8, 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007	$38,520
Feb 14, 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008	$89,154	$558,074

Nov 18, 2003	$0.25	-	2,780,000	50,000	2,730,000	Nov 18, 2008	$41,144
Jan 7, 2004	$0.25	-	550,000	-	550,000	Jan 7, 2009	$8,140	$49,284

		3,590,000	3,330,000	50,000	6,870,000		$607,358

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company's common shares	42.82%

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Section 3870 of the CICA handbook requires that the total amount of compensation cost recognized for an award of stock-based compensation is based on the number of stock options that are eventually vested. As all stock options granted are immediately exercisable, the related compensation cost of $49,284 (2003 -$558,074) is recognized in the income statement, and the offsetting entry is to shareholders' equity as contribution surplus.

... /10

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 10 -

Note 7	SHARE CAPITAL (continued)

	d)	Contributed Surplus

		2004	2003
		$	$
Balance - beginning		558,074	-
•	Stock options - granted and vested	49,284	558,074
•	Stock options - exercised	(740)	-
		48,544	558,074
Balance - ending		606,618	558,074

Note 8	RELATED PARTY TRANSACTIONS During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	2004	2003
	$	$

Exploration costs:
Consulting fees	-	36,000
Due from related party	-	20,093
Expenses:
Management fees	48,000	48,000

Note 9

EXPLORATION AND DEVELOPMENT EXPENDITURES AND ACCUMULATED LOSSES

Under the current Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resources related exploration and development expenses, carry them forward indefinitely and use them to reduce taxable income in the future.

As of February 29, 2004, the Company has Cumulative Canadian Exploration expenses (CCEE) of $11,823,203 (2002 - $10,855,249) and Cumulative Development expenses (CCDE) of $1,970,000 (2003 -$1,940,000) that can be used to reduce exploration and development taxable income in the future.

The Company has accumulated losses for Canadian income tax purposes of $6,350,314 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

$
2005	34,542
2006	283,644
2007	435,037
2008	835,202
2009	1,577,844
2010	1,379,073
2011	1,804,972
6,350,314

The Company has renounced a total $10,883,869 ($2,056,460 in 2004) of exploration expenses in favour of the investors.

.../11

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 11 -

Note 10	LEASE OBLIGATIONS

a)
The Company leases its head office under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next three years is as follows:

$

Year
- 2005	34,304
- 2006	22,869

b)
The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next five years is as follows:

$

Year
- 2004	42,672
- 2005	42,672
- 2006	42,672
- 2007	42,672
- 2008	3,556

c)
The Company rents its office copier under a 48-month operating lease expiring February 2006. Minimum annual lease payments are $11,052. The minimum obligation under this lease over the next two years is as follows:

$

Year
- 2005	11,052
- 2006	11,052

Note 11	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, refundable deposits and accounts payable  and accrued liabilities, and loans payable. Unless otherwise noted, it is management's opinion that the Company  is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair  value of these financial instruments approximates their carrying value, unless otherwise noted

... /12

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 12 -

Note 12	SUBSEQUENT EVENTS

a)
The Company raised $7,499,881 between March and May 2004 through issuance of 18,749,703 non flow -through private placement units at $0.40 each announced in March 2004. Each unit is comprised of one common share and a share purchase warrant; each purchase warrant together with $0.60 entitles the holder to purchase a further share for a period of twenty-four months. The Company paid finders fees totalling $749,998 of which $600,000 was paid by 1,500,000 units in lieu of cash.

b)
In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to the jointly staked Yath-1-5 claims, under an area of mutual agreement to cover of magnetic anomalies possibly associated with extensions to the Ferguson Lake mineral district. The new properties are held on a 50-50 basis.

c)	In April 2004, the Company received $90,000 pursuant to the exercise of 200,000 share purchase warrants at $0.45 each.

d)	In April 2004, the Company received $12,500 pursuant to the exercise of 50,000 share purchase warrants at $0.25 each.

e)	In May 2004, the Company received $15,625 pursuant to the exercise of 62,500 share purchase warrants at $0.25 each.

f)	In May 2004, the Company received $125,000 pursuant to the exercise of 500,000 share purchase warrants at $0.25 each.

g)	In May 2004, 88,000 May 4, 2004 options @$0.50 each lapsed.

Note 13

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If operations commence, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

b)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

c)	Loan Forgiveness

Under US GAAP, a forgiven loan is classified as an extraordinary item after income from continuing operations.

... /13

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 13 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

d)	Loan payable

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction.Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares' original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. During the year, no common shares were released from escrow (2002 - 1,416,668 shares were released from escrow, representing a compensation expense of $729,584). There are no shares in escrow.

f)	The following summarizes the balance sheet items with material variations under US GAAP:

	2004	2003
	$	$
Mineral property	-	-
Share capital	33,718,248	28,082,735
Additional paid-in capital	771,118	722,574
Deficit	(34,906,475)	(30,128,697)

g)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

		April 22 1994
		(Inception) to	2004	2003	2002
		February 29,2004	$	$	$
Loss under CDN GAAP		(7,267,993)	(1,723,364)	(1,970,057)	(1,390,224)
US GAAP material adjustments:
•	Write-off of mineral property expenditures	(22,952,068)	(3,054,414)	(6,506,070)	(5,683,958)
•	Shares for mineral property	(1,700,000)	-	-	-
•	Reversal of mineral property write-off	271,010	-	-	-
•	Deposit and advances receivable adjustment	(120,000)	-	-	-
•	Compensation expense:
	- Management services	(45,500)	-	-	-
	- escrow share release	(3,092,924)	-	-	(729,584)
•	Interest expense on related party debt	(11,384)	-	-	-
•	Loan forgiveness	12,384	-	-	-

Net loss under US GAAP		(34,906,475)	(4,777,778)	(8,476,127)	(7,803,766)
Loss per share under US GAAP			0.0680	0.1632	0.2206
Weighted average number of shares
under US GAAP			70,241,100	51,906,222	35,370,271

.../14

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 14 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	h)	The following table summarizes the effect on shareholders' equity (deficiency) after considering the US GAAP adjustments:

				Total
	Share	Additional	Accumulated	Shareholders'
	Capital	paid-in	Deficit	equity
		Capital		(Deficiency)
	$	$	$	$

Balance - February 28, 2001	13,506,669	164,500	(13,848,804)	(177,635)

Share capital issued under CDN GAAP	7,444,977	-	-	7,444,977
Loss under CDN GAAP	-	-	(1,390,224)	(1,390,224)
US GAAP material adjustments:
• Premium of escrow shares released	729,584	-	(729,584)	-
• Mineral property write-off	-	-	(5,683,958)	(5,683,958)
Balance - February 28, 2002	21,681,230	164,500	(21,652,570)	193,160
Share capital issued under CDN GAAP	6,401,505	-	-	6,401,505
Contributed surplus under CDN GAAP	-	558,074	-	558,074
Loss under CDN GAAP	-	-	(1,970,057)	(1,970,057)
US GAAP material adjustments:
• Mineral property write-off	-	-	(6,506,070)	(6,506,070)
Balance - February 28, 2003	28,082,735	722,574	(30,128,697)	(1,323,388)

Share capital issued under CDN GAAP	5,635,513	-	-	5,635,513
Contributed surplus under CDN GAAP	-	48,544	-	48,544
Net loss under CDN GAAP	-	-	(1,723,364)	(1,723,364)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,054,414)	(3,054,414)
Balance - February 29, 2004	33,718,248	771,118	(34,906,475)	(417,109)

i)	New Accounting Standards

Under the Securities and Exchange Commission's Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. Recently issued accounting standards are summarized as follows:

U.S. Standards

In January 2003, the FASB issued Interpretation No. (''FIN'') 46 - ''Consolidation of Variable Interest Entities'' (''FIN 46''). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as ''Variable Interest Entities'' (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a ''controlling financial interest'' or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not expect that adoption of FIN 46 will have a material impact on its results from operations or financial position.

.../15

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 15 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

U.S. Standards (continued)

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133,

Accounting for Derivative Instruments and Hedging Activities. The amendments are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company does not expect that adoption of SFAS 149 will have a material impact on its results from operations or financial position.

In May 2003, the FASB issued SFAS 150, which aims to eliminate diversity in practice by requiring that mandatorily redeemable instruments, forward purchase contracts, and certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares (e.g., a written put option) be reported as liabilities. The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for (1) instruments entered into or modified after May 31, 2003 and (2) pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The Company does not expect that adoption of SFAS 150 will have a material impact on its results from operations or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 " Revenue Recognition", which codifies, revises and rescinds certain sections of SAB 101, "revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company does not expect that adoption of SAB 104 will have a material impact on its results from operations or financial position.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105 "Loan Commitments Accounted for as Derivative Instruments", which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 must be applied to loan commitments entered into after March 31, 2004. The Company does not expect that adoption of SAB 105 will have a material impact on its results from operations or financial position.

In March 2004, the PCAOB approved an auditing standard that addresses both the work required to audit internal controls over financial reporting and the relationship between that audit and the audit of financial statements. Auditing standard No. 1 is effective for audits of companies on May 15, 2004.

Canadian Standards

In November 2002 and June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after April 1, 2004. The Company does not expect that adoption of AcG-13 will have a material impact on its results from operations or financial position.

.../16

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 16 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

Canadian Standards (continued)

In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14 Disclosure of Guarantees (AcG-14), which is generally consistent with the disclosure requirements in FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, except it does not apply to product warranties. It requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Guideline is applicable to annual and interim periods beginning on or after January 1,2003. The Company does not expect that adoption of AcG-14 will have a material impact on its results from operations or financial position.

In July 2003, the CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The Company does not expect any significant impact on its financial statements with the adoption on March 1, 2004 of these new Sections.

In December 2003, new disclosure requirements fro pensions and other employee future benefits were issued. The new required disclosure include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, and the details of the plan asset by major category. As the Company does not have such plans; therefore, it does not expect that adoption of the new disclosure requirements have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), in harmonized with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special- purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issues Committee Abstract, EIC-146 Flow-Through Shares, which required that the future income tax liability should be recognized, and the shareholders' equity reduced, on the date that the company renounces the flow-through shares tax credits associated with the expenditures. In addition, the Committee noted that the benefits of the loss carryforward to be recognized would have been recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except for the failure to meet the requirement of the "more likely than not" test. The Committee reached a consensus that entities should apply the accounting treatment initiated after the date of issue of the Abstract. The Company is going to apply the recommendation from March 19, 2004.

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - Fourth Quarter and Year Ended February 29, 2004

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

              See statement of loss and deficit and notes to financial statements.

                                          Current Year Deferred Exploration Work year to date breakdown:
- Personnel	$1,617,134
- Aircraft support including helicopter moves	638,186
- Diamond drilling	255,336
- Camp support costs including fuel requirements	213,358
- Analytical and Geophysical Services	206,741
- Mobilization and demobilization	93,659
$3,024,414

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

              See notes to financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER
                            Issuance of private placement units:
Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
December 2003	Units	November 2003 Private placement	3,704,815	$0.20	(1) $667,067	Cash	Nil
December 2003	Units	December 2003 Private placement	1,437,430	$0.30	(2) $388,106	Cash	Nil
January 2004	Units	December 2003 Private placement	40,000	$0.30	(3) $10,800	Cash	Nil

Total number of private placement units issued:	5,182,245	$1,065,973

(1)	Net of $ 73,896 finder fees
(2)	Net of $ 43,123 finder fees
(3)	Net of $ 1,200 finder fees

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - Fourth Quarter and Year Ended February 29, 2004

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER
                            Issuance of common shares:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
Nov. 18, 2003	Common shares	Options	50,000	$0.25	$12,500	Cash	Nil
Dec 31, 2002	Common shares	Share purchase warrants	732,500	$0.35	$256,375	Cash	Nil
Total number of common shares issued:	782,500	$268,875

During the quarter, an amount of $740 was charged to Contributed Surplus and credited to Share Capital in respect of exercised of 50,000 November 18, 2003 common share options under CICA 3870 recommendation.

Conversion of private placement units:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Total proceeds	Type of consideration	Commission
Dec 31, 2003	Common shares and purchase warrants	Nov 2003 private placement	6,984,750 common shares and 6,339,000 share purchase warrants	N/A	$Nil	Exercise of 6,984,750 Nov 03 private placement units for 6,984,750 common shares and 6,339,000 purchase warrants at no charges pursuant to agreement.	Nil
Feb 19, 2004	Common shares and purchase warrants	Dec. 2003 private placement	1,477,430 common shares and 1,477,430 share purchase warrants	N/A	$Nil	Exercise of 1,477,430 Dec. 03 private placement units for 1,477,430 common shares and 1,477,430 purchase warrants at no charges pursuant to agreement.	Nil
Total number of common shares issued:	8,462,180	$Nil
Total number of purchase warrants issued:	7,816,430	$Nil

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Name of optionee	Position of optionee	Number	Exercise price	Expiry date
January 7, 2004	D. Weckstein & Co., Inc.	Consultant Company	550,000	$0.25	January 7, 2009

Total number of share options issued:	550,000

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - Fourth Quarter and Year Ended February 29, 2004

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	88,715,272	$30,625,324
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE B:4(c ) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	88,000 shares	$0.50/share	May 4, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	632,000 shares	$0.50/share	May 4, 2006
Options	785,000 shares	$0.50/share	October 24, 2006
Options	600,000 shares	$0.40/share	March 8, 2007
Options	450,000 shares	$0.90/share	March 8, 2007
Options	2,340,000 shares	$0.40/share	February 14, 2008
Options	2,730,000 shares	$0.25/share	November 18, 2008
Options	550,000 shares	$0.25/share	January 7, 2009

Warrants	296,250 shares	$0.35/share	July 24, 2004
Warrants	1,000,000 shares	$0.55/share	August 27, 2004
Warrants	5,804,445 shares	$0.45/share	October 4, 2004
Warrants	7,139,885 shares	$0.45/share	March 19, 2005
Warrants	6,075,000 shares	$0.25/share	November 07, 2005
Warrants	6,339,000 shares	$0.25/share	December 31, 2005
Warrants	1,477,430 shares	$0.40/share	February 28, 2006

Total options/warrants	36,572,010 shares

SCHEDULE B:4(d) SHARES IN ESCROW

            Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS
            Glen Indra
            Glen MacDonald
            Robert Maddigan
            Henry Giegerich

SCHEDULE "C"

     MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
FOURTH QUARTER AND YEAR ENDED FEBRUARY 29, 2004

FERGUSON LAKE

During the quarter ended February 29, 2004 the Company expended $860,909 on exploration at its Ferguson Lake, Nunavut, Canada, Copper-Nickel-Cobalt-Platinum-Palladium project. These expenditures were part of the ground geophysical and diamond drilling program that commenced in September of 2003. As reported in the Management Discussion for the quarter ended August 31, 2003 the Company did not complete a $2,600,000 financing that was announced June 18, 2003 and until replacement funding was achieved most of the Spring and Summer exploration season was missed. Nevertheless, after new funding was sourced the Company commenced, in September, an active exploration program. While most of the exploration costs were incurred during the third quarter ended November 30, 2003 the majority of the results were reported during the fourth quarter ending February 29, 2004. These results will be summarized later on in this report.

Overall, the Company experienced a successful year at Ferguson Lake where it expended $3,054,414 for the year ended February 29, 2004 and has to date expended $22,952,068 since 1999. During that time, the Company has been successful in establishing indicated and inferred mineral resources for the end of December 2003 as outlined in Table I

Table I

Indicated Mineral Resource - West Zone Pit Area
Cutoff Grade	Tonnes (millions)	Copper(%)	Nickel(%)	Cobalt(%)	Palladium(g/t)	Platinum(g/t)
1.0% Cu+Ni	6.7	0.92	0.65	0.072	1.39	0.20
1.5% Cu+Ni	4.7	1.09	0.77	0.080	1.48	0.24
2.0% Cu+Ni	1.3	1.37	0.98	0.082	1.72	0.25

Inferred Mineral Resources - All Zones
Cutoff Grade	Zone	Tonnes (millions)	Copper(%)	Nickel(%)	Cobalt(%)	Palladium(g/t)	Platinum(g/t)
1.0% Cu+Ni	West	44.0	0.95	0.55	0.064	1.33	0.24
	119	5.8	1.31	0.72	0.086	2.02	0.30
	East I	3.5	1.01	0.75	N/A	1.01	0.17
	East II	1.5	0.93	0.80	N/A	1.03	0.17
Total		54.8	0.99	0.59	0.066	1.37	0.24

1.5% Cu+Ni	West	22.9	1.21	0.71	0.082	1.78	0.31
	119	5.8	1.31	0.72	0.086	2.02	0.30
	East I	2.2	1.18	0.87	N/A	1.10	0.18
	East II	0.9	1.21	0.96	N/A	1.28	0.22
Total		31.8	1.23	0.73	0.084	1.76	0.30

2.0% Cu+Ni	West	11.6	1.40	0.80	0.091	2.00	0.39
	119	2.8	1.65	0.78	0.089	2.25	0.36
	East I	1.2	1.41	0.93	N/A	1.18	0.20
	East II	0.6	1.33	1.07	N/A	N/A	N/A
Total		16.2	1.44	0.81	0.097	1.98	0.37

2.5% Cu+Ni	119	1.6	1.97	0.73	0.085	2.19	0.41

The Company's independent consultant, N.C. Carter, Ph.D., P.Eng., has prepared the 2002 revised Mineral Resource estimates which form part of a "Report on March-December 2002 Exploration Programs West Zone, Ferguson Lake Nickel-Copper-Cobalt-PGE Property" dated April 8, 2003. These estimates conform to "Standards on Mineral Resources and Reserves" proposed by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on August 20, 2000 and published in the CIM Bulletin of October, 2000. The Mineral Resource estimates were calculated for individual drill hole cross-sections employing the following parameters: Cut-off Grades - 1.0%, 1.5%, 2.0% and 2.5% combined Cu + Ni; Minimum Intersection Width - 2.00 meters. Area of Influence for Individual Drill Holes (down-dip) - midway point between drill holes. Area of Influence for Individual Cross-Sections - midway point between sections. Assumed Specific Gravity - 3.80. A total of 167 drill hole intersections of massive sulphide mineralization were utilized in the resource calculations. Intervals between holes range from 120 meters on initial step outs to approximately 40 meters for in-fill drill holes. Some of the 1950's drill results reported only "PGE" instead of separate assays for Pd and Pt. As a result the palladium and platinum values for these holes were calculated from a property-wide ratio of palladium to platinum of 6:1. The Inferred and Indicated Mineral Resources are in situ resources which have not yet demonstrated economic viability.

The Ferguson Lake Deposit contains a significant quantity of metals, as shown in the table below, calculated at a cutoff grade of 1.0% Cu + Ni.

Resource Category		Indicated	Inferred
Million Tonnes		6.7	54.8
Million Pounds-	Copper	136	1,200
	Nickel	96	713
	Cobalt	11	80
Million Ounces-	Palladium	0.3	2.4
	Platinum	0.04	0.4

Note that the foregoing are estimates of "in situ" contained metal values, which make no allowance for mining or processing costs, or metal recoveries. At current metal prices, nickel accounts for more than 50% of the gross "in situ" value of the resource in both categories.

During calendar year 2003 the Company continued to explore and enhance this project with the objectives of identifying potential targets through the use of ground geophysics and testing for platinum and palladium low sulphide mineralization in the footwall of the West Zone massive sulphides by core drilling.

On the geophysical side, approximately 48 line kilometers of surface surveying was completed to test for a conductive extension of the 119 Zone. This survey was successful and prompted the Company to stake an additional 15,495 acres (6,270 hectares) of mineral claims contiguous to its southern boundary. A summary report dated January 17, 2004 was received from S. Visser, P.Geo. of S.J. Geophysics Ltd. outlining the results and interpretation of geophysical UTEM-3 work carried out during the months of October through December 2003 at Ferguson Lake. The report (which is filed on SEDAR) stated:

"Geophysical UTEM-3 surveys conducted during the 2000 and 2001 exploration field season by SJ Geophysics on Starfield Resources' Ferguson Lake Cu-Ni-PGE project outlined the presence of a very strong (>2000 siemens) conductor. The primary conductor which consisted of the West Zone had a strike length in excess of 12 kilometers in an east-west direction."

"Drilling performed in 2002 in the westernmost portion of the UTEM-3 survey grid area outlined the 119 Zone. The drilling and later reinterpretation of the 2000-2001 UTEM data suggested that the UTEM-3 anomaly known as the West Zone Extension had not been terminated. In fact, it was following foliation and was heading in a southwesterly direction towards the South Discovery Zone."

"To confirm this hypothesis, a UTEM-3 survey using the lower base frequency of approximately 3.8Hz (with measuring time out to 129ms) was recommended. In the fall of 2003, SJ Geophysics carried out a program of low frequency UTEM-3 consisting of 48 line kilometers in the area between the 119 Zone and the South Discovery Zone. EM modeling carried out by SJ Geophysics, using the accumulated data, indicates that the West Zone extension and the 119 Zone is the same known mineralized zone. It also suggests that the geophysical signature seen in the West Zone and the 119 Zone carries on to the southwest for at least another 3000 meters. This new zone is known as the 119 Extension. The South Discovery Zone is interpreted as a distal mineralized zone. One lone widely spaced (600m) line at the end of the survey area, suggests that the 119 Extension is open to the southwest and appears to turn even further south. This survey also indicates that the small near surface anomalies located on the South Discovery Zone is a separate zone and not part of the newly discovered 119 Extension conductor."

The Company is pleased that the newly outlined 3 kilometer long UTEM geophysical conductor is continuous to the existing 5 kilometer long West Zone, West Zone Extension and 119 Zone where drilling has been completed over 3.2 kilometers. This drilling has successfully demonstrated that the interpreted UTEM conductive target is coincident with massive sulphides contained within the resource estimates made by N.C. Carter, Ph.D, P.Eng dated April 8, 2003.

A 9 hole, 2,721 meter NQ diamond drilling program was conducted during November and December, 2003, at the Company's 100% owned Ferguson Lake, Nunavut, Canada project. Eight holes were drilled under the eastern portion of the West Zone's surface exposure of the main PGE-bearing massive sulphide horizon and one hole (FL03-160) was drilled on Ferguson Lake some 400 meters east of the lake's west shore. The program defined untested portions of a strong UTEM conductor coincident with known West Zone massive sulphide horizons and further investigated PGE (platinum group element) low-sulphide horizons in the gabbroic footwall below the main massive sulphide horizons. Drilling in 2002 identified low-sulphide PGE mineralization in a number of holes between sections 42+68W and 48+20W and the recent program was designed to expand these earlier results.

The Company is pleased that the 2003 drilling program extended the zones of PGE low-sulphide mineralization for over an apparent strike length of more than one kilometer between sections 35+97W and 48+20W (as evidenced by the results of eight of the recent holes plus fifteen holes completed in 2002). The lateral and down-dip continuity of the higher grade PGE low-sulphide zones requires further definition. Encouraging results were also obtained from drilling off a portion of a previously untested UTEM conductor which yielded significant thicknesses of massive sulphides containing enhanced nickel grades. These results may allow for expansion and possible upgrading of Indicated Mineral Resources as reported for this part of West Zone in mid-2003.

Highlights of analytical results tabled below include 1) results for Cu+Ni+Co+Pd+Pt-bearing main massive sulphide horizon(s); 2) footwall PGE (Pt+Pd)-bearing low sulphide zones; and 3) additional mineralization hosted by gabbro footwall rocks termed "PGE-bearing massive sulphide (footwall)" which are intervals possibly reflecting the "weak" UTEM conductor interpreted to underlie the strong main massive sulphide UTEM conductor.

HIGHLIGHTS - MAIN MASSIVE SULPHIDE LENS(ES)
Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
03-153	-60	43+50W/1+40N	72.87-76.08	3.21 (10.53)	0.772	1.033	0.131	2.15	0.25	2.40
03-154	-60	43+20W/1+80N	101.33-105.54	4.21 (13.81)	1.748	0.691	0.163	1.53	0.24	1.77
		Includes	101.33-104.48	3.15 (10.34)	2.107	0.828	0.197	1.87	0.27	2.14
03-155	-62	41+45W/1+52N	67.45-70.35	2.90 (9.52)	0.960	0.677	0.074	1.67	0.31	1.98
		Includes	67.88-70.00	2.12 (6.96)	0.881	0.850	0.093	1.97	0.40	2.37
			74.35-78.16	3.81 (12.50)	1.159	0.836	0.092	2.41	0.54	2.95
			97.36-101.96	4.60 (15.09)	0.477	0.896	0.119	2.31	0.27	2.58
			137.33-146.12	8.79 (28.84)	0.645	0.887	0.106	2.10	0.17	2.27
		Includes	137.33-141.55	4.22 (13.85)	0.707	1.072	0.126	2.47	0.13	2.60
03-157	-50	45+80W/1+95N	153.70-156.17	2.47 (8.10)	1.980	0.717	0.100	1.24	0.05	1.29
			158.05-161.78	3.73 (12.24)	1.915	0.960	0.145	1.77	0.20	1.97
03-158	-60	42+05W/1+60N	141.32-151.85	10.53 (34.56)	0.533	1.043	0.110	2.97	0.23	3.20
		Includes	146.60-151.85	5.25 (17.22)	0.787	1.331	0.138	3.72	0.36	4.08
03-159	-56	40+85W/1+40N	51.56-55.51	3.95 (12.96)	1.070	1.192	0.138	2.27	0.39	2.66
			65.17-67.25	2.08 (6.82)	0.872	0.487	0.068	1.36	0.29	1.65
			73.03-93.98	20.95 (68.73)	1.531	0.969	0.099	2.25	0.23	2.48
03-160	-56	35+97W/1+83N	72.00-75.69	3.69 (12.11)	1.630	0.489	0.074	0.89	0.20	1.09
			88.45-99.70	11.25 (36.91)	0.768	0.966	0.118	1.54	0.41	1.95
		Includes	88.45-96.33	7.88 (25.85)	0.648	1.267	0.154	1.92	0.39	2.31
03-161	-60	43+50W/0+90N	116.11-120.03	3.92 (12.86)	0.848	1.173	0.143	3.62	1.09	4.71
		Includes	117.11-118.11	1.00 (3.28)	0.745	1.157	0.141	3.61	3.46	7.07

HIGHLIGHTS - LOW SULPHIDE PGE - FOOTWALL
Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
03-153	-60	43+50W/1+40N	87.40-88.05	0.65 (2.13)	0.031	0.042	0.010	6.37	1.66	8.03
03-154	-60	43+20W/1+80N	183.60-185.00	1.40 (4.59)	0.009	0.012	0.002	1.61	2.25	3.86
			314.00-314.55	0.55 (1.80)	0.034	0.142	0.026	2.86	1.02	3.88
			322.35-322.90	0.55 (1.80)	0.123	0.370	0.033	5.75	0.33	6.08
03-155	-62	41+45W/1+52N	163.00-164.00	1.00 (3.28)	0.015	0.017	0.002	1.14	1.15	2.29
			191.36-192.40	1.04 (3.41)	0.038	0.065	0.010	4.88	2.08	6.96
03-156	-50	44+10W/1+33N	168.90-169.37	0.47 (1.54)	0.090	0.134	0.024	2.25	1.16	3.41
03-157	-50	45+80W/1+95N	214.00-229.50	15.50 (50.85)	0.024	0.055	0.020	3.82	3.10	6.92
			215.66-225.20	9.54 (31.30)	0.034	0.078	0.012	5.71	4.70	10.41
			221.90-225.20	3.30 (10.83)	0.084	0.200	0.031	12.16	8.10	20.26
			215.66-217.00	1.34 (4.40)	0.006	0.008	0.001	0.35	6.53	6.88
			222.47-223.35	0.88 (2.89)	0.144	0.434	0.067	23.85	7.21	31.06
			224.25-225.20	0.95 (3.12)	0.096	0.146	0.022	10.82	17.01	27.83
03-158	-60	42+05W/1+60N	194.70-195.15	0.45 (1.48)	0.172	0.111	0.019	5.35	2.55	7.90
			238.63-241.00	2.37 (7.78)	0.032	0.048	0.007	6.11	0.45	6.56
			296.00-297.50	1.50 (4.92)	0.007	0.020	0.003	4.88	0.59	5.47
03-159	-56	40+85W/1+40N	162.51-164.51	2.00 (6.56)	0.032	0.630	0.006	2.06	1.62	3.68
			229.50-232.50	3.00 (9.84)	0.007	0.012	0.002	2.63	0.48	3.11
03-160	-56	35+97W/1+83N	151.71-155.00	3.29 (10.79)	0.092	0.059	0.010	5.14	0.50	5.64
			151.71-152.71	1.00 (3.28)	0.117	0.070	0.016	8.87	1.32	10.19

HIGHLIGHTS - PGE-ENRICHED MASSIVE SULPHIDES - FOOTWALL
Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
03-153	-60	43+50W/1+40N	111.65-112.48	0.83 (2.72)	0.201	1.321	0.115	11.79	0.97	12.76
			180.25-180.80	0.55 (1.81)	1.551	0.614	0.210	6.46	0.27	6.73
			184.64-185.87	1.23 (4.04)	0.667	0.598	0.058	3.12	0.64	3.76
03-155	-62	41+45W/1+52N	128.88-129.18	0.30 (0.98)	0.289	0.689	0.073	9.84	0.27	10.11
03-156	-50	44+10W/1+33N	184.12-185.00	0.88 (2.89)	0.294	0.730	0.088	2.17	0.93	3.10
03-157	-50	45+80W/1+95N	240.73-241.62	0.89 (2.92)	0.800	1.054	0.146	6.03	1.72	7.75
03-159	-56	40+85W/1+40N	124.49-125.12	0.83 (2.72)	0.277	1.374	0.165	2.65	0.27	2.92
03-161	-60	43+50W/0+90N	134.78-137.00	2.22 (7.28)	0.478	1.126	0.141	3.29	0.36	3.65
*2PGE=Pt+Pd

All reported assay intervals for the main massive sulphide horizon(s) are considered to be virtually the same as true widths. PGE-bearing low sulphide zones and additional PGE-bearing massive sulphide (footwall) zones are interpreted to be sub-parallel to the main massive sulphide horizon(s) and, as such, core lengths may approximate true widths. A drill plan map showing the location of 2003 drill holes can be viewed on the Company website or SEDAR.

Analytical Procedures

     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo., Brian Game, P.Geo., and Wesley Raven, P.Geo., all considered Qualified Persons under National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 64,000 meters of core from 161 holes are stored for future reference in their respective core boxes. The one-half bagged and numbered sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory or ALS Chemex Laboratory in Vancouver. Both laboratories are ISO accredited and participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Each issue signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES or ICP-AES depending upon the laboratory. The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-AES or ICP-ES depending upon the laboratory. Check analyses between the two lab are conducted.
     Low-sulphide samples are generally first analyzed at ACME where a 30 g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd. This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for IAT fire assay determination for Pt and Pd. All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations. Selected samples are sent for check analyses at ALS Chemex. At both laboratories quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

Overall, the calendar year 2003 exploration was successful in tracing the higher grade platinum-palladium footwall mineralization in the West Zone and extending the 119 Zone conductor a further 3 kilometers. The 2004 exploration program is designed to continue to drill test for the platinum and palladium footwall mineralization and mineralization in the new 3 kilometer long conductor. A budget of $6,000,000 consisting of geophysics and approximately 25,000 meters of diamond drilling is planned for the calendar year 2004.

Subsequent to February 29, 2004, the Company commenced the 25,000 meter diamond drilling program and successfully completed the funding of its budget. (See SUBSEQUENT EVENTS).

STARFIELD-WYN OPTION PROPERTY

Starfield Resources Inc. and Wyn Developments Inc. entered into an option agreement on July 31, 2003 to jointly explore mineral claims in the Ferguson Lake area of Nunavut Territory, Canada. The claims comprised approximate 5,165 hectares and were made up of the JR 1, 2, and 3 claims to the east and northeast of Starfield's eastern boundary and the KAZ2 and 3 claims to the west of Starfield's western boundary. Under the terms of the agreement, Starfield must expend $575,000 over the next 3 years to earn its 50% and must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005. In the fourth quarter ending February 29, 2004, Starfield and Wyn jointly staked the Yath-1-5 claims, under an area of mutual agreement to cover off magnetic anomalies possibly associated with extensions to the Ferguson Lake mineral district. The new properties are held on a 50-50 basis. Exploration commenced in Calendar 2004 and consisted of a UTEM survey of the Causeway zone, and an airborne survey over a portion of the JR1 claims. A report on the results of these surveys is pending.

FINANCIAL DISCUSSION

As at February 29, 2004, the Company had $639,837 cash on hand and a working capital deficit of $432,192 as compared to cash of $5,433 and a working capital deficit of $1,344,153 as at the end of February 28, 2003. During the quarter ended February 29, 2004 the Company raised a total of $1,065,973, net of fees, through the subscription of 3,704,815 private placement units at $0.20 each and 1,477,430 private placement units at $0.30 each. These subscriptions were part of the following placements:

1)	7,250,000 units, conditionally approved December 7, 2003, at $0.20 per unit;

2)	1,477,430 units, conditionally approved December 31, 2003, at $0.30 per unit.

In addition, during the quarter ended February 29, 2004 the Company raised a total of $268,875 through exercise of options and share purchase warrants as follows:

1)	50,000 November 18, 2008 options, at $0.25 each for $12,500

2)	732,500 February 1, 2004 share purchase warrants, at $0.35 each for $256,375

The Company has now elimiated its working capital deficiency (see SUBSEQUENT EVENTS) and is confident that its project will be enhanced sufficiently during its budgeted $6,000,000 exploration program so that it will attract further investment through the exercise of outstanding warrants and remain in a positive working capital position.

Consulting fees during the quarter totaled $72,795 vs. budget $105,000 ($295,303 YTD vs. budget $420,000); office rent, office services, equipment rent and interest totaled $158,426 vs. budget $72,000 ($513,770 YTD vs. budget $288,000); travel and conferences totaled $166,927 vs. budget $90,000 ($368,940 YTD vs. budget $360,000); advertising and promotion totaled $5,037 vs. budget $60,000 ($84,815 YTD vs. budget $240,000); computer expenses totaled $20,665 vs. budget $33,000 ($69,909 YTD vs. budget $132,000); accounting and legal, and transfer and regulatory fees totaled $70,582 vs. budget $54,000 ($194,100 YTD vs. budget $216,000); management and investor relations fees totaled $69,561 vs. budget $24,000 ($141,561 YTD vs. budget $96,000); aggregate expense for the quarter totaled $563,993 vs. budget $471,000 ($1,668,398 YTD (exclusive of stock-based, non-cash flow compensation of $49,284 and amortization of $5,682) vs. budget $1,884,000). Investor relations fees of $57,561 were paid during the quarter.

SUBSEQUENT EVENTS
1)
On March 1, 2004, the Company announced and entered into an engagement contract with the London office of Williams de Broë Plc, a subsidiary of the ING Group, whereby Williams de Broë would act as agent in connection with an investment of between C$6 million-C$7.5 million in Starfield by senior investors and institutions. In May 2004, $7,499,881 was raised through the issuance of 18,749,703 non flow-through private placement units at $0.40 each announced in March 2004. Each unit is comprised of one common share and a share purchase warrant; each purchase warrant together with $0.60 entitles the holder to purchase a further share for a period of twelve-four months.

2)	In April 2004, the Company received $90,000 pursuant to the exercise of 200,000 share purchase warrants at $0.45 each.

3)	In April 2004, the Company received $12,500 pursuant to the exercise of 50,000 share purchase warrants at $0.25 each.

4)	In May 2004, the Company received $15,625 pursuant to the exercise of 62,500 share purchase warrants at $0.25 each.

5)	In May 2004, the Company received $125,000 pursuant to the exercise of 500,000 share purchase warrants at $0.25 each.

6)	In May 2004, 88,000 May 4, 2004 options at $0.50 each lapsed.

7)
On June 10, 2004, the Company announced that it had encountered high grade PGE intercepts at the start of the Ferguson Lake 2004 footwall exploration drilling. In late 2003 drill hole 03-157 intercepted 0.95 meters of high- grade platinum (17.01 g/t) and palladium (10.82 g/t) contained within a broader zone of footwall mineralization (15.5 m) grading 6.92 g/t Pt+Pd (2PGE). The new 2004 holes reported herein are in the area of 03-157 (45+80W/1+95N) where holes 04-162 and 04-163 were collared 35 meters south on section with hole 03-157. Holes 04-164 and 04-165 were drilled 30 meters west and east respectively of hole 03-157 (see Table III).

TABLE II HIGH GRADE PLATINUM AND PALLADIUM FOOTWALL INTERCEPT RESULTS FOR ASSAY AND CHECK ASSAYS HOLE FL04-165
Element Samples	Pt** gm/mt	Oz. Per Ton	Pd** gm/mt	Oz. Per Ton	Rh** gm/mt	2 PGEs Pd+Pt	Oz. Per Ton	Hole No	Sample No.	Depth From		Core Width Meters
										Meters	Meters
B127557	8.63		32.25		< .01	40.88
REB127557	8.56		32.43		0.05	40.99
REB127557	8.44		32.02		< .01	40.46
AVERAGE	8.54	0.25	32.23	0.94		40.77	1.19	04-165	127557	217.80	218.8	1.00

B127574	42.67		2.38		0.01	45.05
REB127574	42.71		2.43		0.02	45.14
REB127574	44.80		2.42		0.03	47.22
AVERAGE	43.39	1.27	2.41	0.07		45.79	1.34	04-165	127574	237.10	238.00	0.90
**Acme Analytical Laboratories: 1 assay-ton (29.2g) Group 6 classical lead-collection fire assay determination; analysis by ICP-ES after digestion of the doré bead. RE are repeat-check assays of 1 assay-ton (AT) each of the sample. Based on original sample plus 2 check assay results, the average is calculated on 3 sample assays.

Starfield Resources is pleased to report that hole 04-165 intercepted an interval of 0.90 meters (237.10 to 238.00m) containing the highest platinum concentrations (43.39 grams/tonne or 1.27 ounces per ton) discovered to date on the property (Table II). This platinum- rich high grade interval is contained within a 3.55 meter zone (11.65 feet) grading 11.06 grams per tonne platinum (Table III). A second high-grade interval (217.80 to 218.8m) of 1.0 meter in hole 04-165 graded 32.23 grams/tonne palladium (0.94 ounces per ton) and 8.54 grams/tonne platinum (0.25 ounces per ton). This second interval is contained within a broader zone of footwall mineralization (4.92 meters or 16.14 feet) grading 11.42 grams/tonne Pt+Pd (2PGE - Table III). The other three 2004 holes reported here also intercepted PGE footwall mineralization of variable grades and thicknesses (Table III). As compared to most other North American PGE styles of mineralization, the Company is encouraged that the Ferguson Lake PGE-footwall mineralization continues to encounter high platinum concentrations.

The Company has continued its successful UTEM ground geophysical surveying of the Ferguson Lake massive sulphide conductor. It is also using bore-hole (BHUTEM) geophysics to further delineate and vector the drilling of the ground UTEM survey conductive target.

TABLE III HIGHLIGHTS - PLATINUM AND PALLADIUM - FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Lengt (m) (ft)	Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co} ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE*
03-157	-50	45+80W/1+95N	214.00-229.50	15.50 (50.85)	0.024	0.055	0.020	3.82	3.10	6.92
		Includes	224.25-225.20	0.95 (3.12)	0.096	0.146	0.022	10.82	17.01	27.83

04-162	-50	45+80W/1+60N	132.00-133.13	1.13 (3.71)	372	65	23	2.20	1.30	3.50
			173.00-175.10	2.10 (6.89)	948	600	89	1.31	0.63	1.94
			209.90-215.65	5.75 (18.86)	0.487	0.429	0.064	1.94	0.30	2.24
		(including	209.90-212.80	2.90 (9.51)	0.817	0.758	0.11	2.63	0.37)	3.00
		(including	212.80-215.65	2.85 (9.35)	1315	949	168	1.24	0.23)	1.47

04-163	-65	45+80W 1+60N	207.25-209.52	2.27 (7.45)	372	2063	130	2.67	0.33	3.00
			235.45-238.45	2.00 (6.56)	462	2317	185	1.85	0.15	2.00
			244.32-248.95	4.63 (15.19)	0.287	0.233	0.033	1.52	0.16	1.68
		(including	244.32-247.90	3.58 (11.75)	2308	1465	232	1.3	0.19)	1.49
		(including	248.17-248.95	0.78 (2.56)	0.621	0.702	0.086	3.02	0.11)	3.13

04-164	-50	46+10W 1+95N	214.00-214.75	0.79 (2.46)	207	417	50	1015•	54•	Assay
			242.46-242.86	0.40 (1.31)	2.22	0.19	0.025	2174•	28•	Pending

04-165	-50	45+50W 1+95N	207.70-208.80	1.10 (3.61)	139	280	52	0.94	1.38	2.32
			209.90-210.70	0.80 (2.62)	267	739	145	4.72	0.51	5.23
			215.90-220.82	4.92 (16.14)	595	659	97	9.09	2.33	11.42
		(including	217.80-219.82	2.02 (6.63)	1164	1178	174	18.53	4.84)	23.37
		(including	217.80-218.80	1.00 (3.28)	1606	1830	265	32.23**	8.54)**	40.77
			237.10-240.65	3.55 (11.65)	0.532	0.274	0.035	2.19	11.06	13.25
		(including	237.10-238.75	1.65 (5.41)	685	906	138	1.58	23.73)	25.31
		(including	237.10-238.00	0.90 (2.95)	954	1495	221	2.41**	43.39)**	45.80
ŠPreliminary geochemical analysis (ppb): Fire Assays pending ** Average of 3 assays

Management Discussion dated June 29, 2004.